Exhibit 99.2

Valorasoy S.A.

Statement of assets acquired and liabilities assumed

i

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Moolec Science S.A.

Opinion

We have audited the accompanying statement of assets acquired and liabilities assumed of Valorasoy S.A. (the “Company”) as of April 24, 2023, including the related notes (referred to as the “statement of assets acquired and liabilities assumed”).

In our opinion, the accompanying statement of assets acquired and liabilities assumed presents fairly, in all material respects, the financial position of the Company as of April 24, 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Statement of Assets Acquired and Liabilities Assumed section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a Matter

The accompanying special purpose statement of assets acquired and liabilities assumed was prepared in connection with Moolec Science S.A.’s (“Moolec”) acquisition of the Company and, as described in Note 1, was prepared for the purpose of complying with Rule 3-05 of the Securities and Exchange Commission’s (SEC) Regulation S-X in accordance with a waiver received by Moolec from the SEC dated May 1, 2023. This special purpose statement of assets acquired and liabilities assumed is not intended to be a complete presentation of the financial position, results of operations or cash flows of the Company. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Statement of Assets Acquired and Liabilities Assumed

Management is responsible for the preparation and fair presentation of the statement of assets acquired and liabilities assumed in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of assets acquired and liabilities assumed that is free from material misstatement, whether due to fraud or error.

In preparing the statement of assets acquired and liabilities assumed, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the statement of assets acquired and liabilities assumed is available to be issued.

Auditors’ Responsibilities for the Audit of the Statement of Assets Acquired and Liabilities Assumed

Our objectives are to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the statement of assets acquired and liabilities assumed.

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the statement of assets acquired and liabilities assumed, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of assets acquired and liabilities assumed.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the statement of assets acquired and liabilities assumed.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Sebastian Azagra
Partner

Rosario, Argentina
July 10, 2023

Valorasoy S.A.

Statement of assets acquired and liabilities assumed

In USD [$]

As of April 24, 2023
Assets
Current assets
Cash	$228
Accounts receivable	316,972
Other receivables	1,044,808
Inventory	532,231
Total current assets	$1,894,239
Non-current assets
Fixed Assets	1,138,026
Intangible Assets	3,824,054
Right of use of assets	43,507
Goodwill	249,725
Total non-current-assets	$5,255,312
Total assets	$7,149,551

Liabilities
Current liabilities
Accounts payable	1,384,980
Financial debt	1,176,089
Other liabilities	356,757
Total current liabilities	$2,917,826
Non-current liabilities
Financial debt	119,464
Other liabilities	177,367
Deferred tax liability	1,297,436
Total non-current liabilities	$1,594,267
Total liabilities	$4,512,093

Net assets	$2,637,458

Valorasoy S.A.

Notes to Statement of assets acquired and liabilities assumed

In USD [$]

1. Description of Business and Basis of presentation

On April 24, 2023 (the “Closing Date”), Moolec Science SA (the “Company”) completed the acquisition of ValoraSoy S.A. (“ValoraSoy”) from the sellers in accordance with the share purchase agreement (“ValoraSoy SPA”) by and among the Company and the sellers (the “ValoraSoy Acquisition”). As a result of the ValoraSoy Acquisition, the Company acquired all of the issued and outstanding equity securities of ValoraSoy from the sellers, and ValoraSoy became a wholly owned subsidiary of the Company for total aggregate consideration of $2.6 million, in a combination of cash ($2.4 million of which $1.9 million were an immediate cash payment and $0.5 million will be paid in 6 months from the Closing Date) and equity (64,093 shares equivalent to $0.2 million which will be transferred in 12 months from the Closing Date). The acquisition agreement also included a contingent payment in a fixed amount of equity amounting to 384,558 shares equivalent to $1.7 million, which was determined to be a remuneration agreement for future services (the “earn-out”) and consequently it was excluded from the consideration and will be recognized as an expense over the required service period. The contingent payment is payable in shares over a three year period from 2024 to 2026 and subject to the achievement of certain EBITDA targets, as defined in the ValorSoy SPA Such payment is automatically forfeited on termination of employment.

ValoraSoy has more than 10 years of experience, specializes in the production of textured soy proteins and has a long history providing high-quality products and customized solutions to clients in more than 14 countries in 3 different continents. Its products are manufactured using various extrusion processes, obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat, which have various applications such as hamburgers, sausages, and other plant-based products. It has state-of-the-art processing facilities located in the Argentine soybean corridor, which helps maximize raw material origination, with an installed crushing capacity of 10 thousand tons of soybean per year, and a team with over 30 professional facility workers and engineers.

Negative working capital

As of the Closing Date, ValoraSoy has a negative working capital of $1,023,587 generated mainly by a temporary mismatch between account payables and account receivables. The Company is evaluating alternatives to reverse this situation and does not foresee issues in meeting its short-term obligations.

Basis of presentation – the Statement of Assets Acquired and Liabilities Assumed (the “Statement”) is not a complete set of financial statements, but rather it presents the assets acquired and liabilities assumed in the ValoraSoy Acquisition at fair value as the Closing Date, in accordance with International Financial Reporting Standard 3 Business Combinations (“IFRS 3”). This statement does not include all the information required under International Financial Reporting Standards (“IFRS”), such as, the statement of comprehensive income, of changes in shareholders equity and of cash flows, as well as related notes and comparative information. The Company’s preliminary allocation of the purchase price was based on an evaluation of the estimated fair values and represents management’s best estimate based on available data at the date the Statement was issued (July 10, 2023). The purchase price allocation of the assets acquired and liabilities assumed is preliminary until the contractual post-closing adjustments are finalized and the measurement period allowed for under IFRS 3 has closed. The final determination of the fair value of assets acquired and liabilities assumed will be completed within the one-year measurement period as allowed by IFRS 3. Changes during the measurement period could be material.

As a result of the ValoraSoy Acquisition, and pursuant to Rule 3-05 and Article 11 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (the “SEC”), the Company would be required to file certain historical audited financial statements of ValoraSoy and corresponding pro forma financial information. However, in a letter dated May 1, 2023, the SEC stated that it would permit the substitution of an audited statement of assets acquired and liabilities assumed at fair value as of the Closing Date in lieu of historical audited financial statements of ValoraSoy and corresponding pro forma financial information otherwise required by Regulation S-X.

The Statement has been approved for issuance by the Board of Directors on July 10, 2023.

2. Summary of Significant Accounting Policies

Use of estimates – the Company prepared the Statement in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS requires the Company to make certain estimates and assumptions that affect the amounts reported herein. The Company bases its estimates and assumptions on ValoraSoy’ historical experience and on various other factors that are believed to be reasonable under the circumstances, including those of a market participant. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates and underlying assumptions.

Foreign currency translation — the assets acquired and liabilities assumed of ValoraSoy are translated into U.S. dollars using the exchange rate as of the date of the ValoraSoy Acquisition.

Fair value measurements — fair value is defined, from the perspective of market participants who hold the asset or owe the liability as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are from sources independent of ValoraSoy. Unobservable inputs reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability.

The Company uses estimates and assumptions to assign fair value to the tangible and identifiable intangible assets acquired and liabilities assumed based on information that existed as of the Closing Date. The Company believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed. The preliminary measurements of fair value set forth herein are subject to change and such changes could be material.

The fair value of cash, inventories, trade receivables, other receivables, fixed assets and accounts payables approximated their carrying value at the date of acquisition due to their short maturities and/or because their terms are similar to market terms.

Intangible assets and right of use assets were fair valued using a combination of Level 2 and Level 3 inputs as described in each respective policy below. The value of deferred income taxes were determined in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

Concentrations of Credit Risk – financial instruments held by ValoraSoy that are potentially subject to concentrations of credit risk are primarily cash and receivables. The Company determined that there were no acquired financial assets that, as of the date of the ValoraSoy Acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination.

Cash includes cash held for funding the daily operations. The carrying amount reported in the Statement for cash is valued at cost, which represents their fair value.

Trade receivables are recorded at fair value at Closing Date.

Inventories are recorded at fair value based on the measurement at Closing Date. Inventories are comprised of the following amounts:

April 24, 2023
Raw material	$438,375
Finished goods	93,856
Total inventories	$532,231

Other receivables are recorded at fair value at Closing Date. Other receivables are comprised of the following amounts:

April 24, 2023
Tax credits	$653,694
Loan receivables	293,598
Prepayment to suppliers	97,516
Total other receivables	$1,044,808

Fixed assets are recorded at fair value at Closing Date. Fixed assets are comprised of the following amounts:

April 24, 2023
Machinery	$1,055,494
Vehicles	25,464
Storage	49,281
Fixture and fittings	5,154
Equipment and computers	2,633
Total fixed assets	$1,138,026

Right of use of assets are recorded at fair value using a third party valuation specialist.

Intangible assets consist of ValoraSoy’ customer relationships and software licenses. Software licenses will be amortized on a straight-line basis and customer relationships based on the expected attrition over the respective estimated periods for which the intangible assets will provide economic benefit to the Company. Customer relationships were valued using the multi-period excess earnings method of the income approach. Significant assumptions used in the valuations including ValoraSoy cash flow projections which were based on estimates used to price the ValoraSoy Acquisition, and the discount rates applied were benchmarked with reference to the implied rate of return to the Company’s pricing model and the weighted-average cost of capital.

Goodwill represents the excess of the purchase price consideration over the fair value of the underlying assets acquired and liabilities assumed and largely results from expected future synergies from combining operations as well as an assembled workforce, which does not qualify for separate recognition. The preliminary purchase price allocation resulted in the recognition of $249,725 of goodwill. The Company expects that the ValoraSoy Acquisition will help to accelerate its growth in the food ingredients industry by expanding its commercial network with a top-notch sales team and complementing its Molecular Farming Platform with industrial capacity and downstream operations, in addition to adding a highly experienced team of professionals.

Refer to the below summary of the purchase price allocation detailing the calculation of goodwill recognized as a result of the ValoraSoy Acquisition:

Summary of Purchase Price Allocation

Purchase price consideration	$2,637,458
Less: Identifiable net assets acquired	2,387,733
Goodwill recognized	$249,725

Accounts payable are recorded at fair value on the date of purchase.

Financial debt: is recorded at fair value at Closing Date. Financial debt is comprised of the following amounts:

April 24, 2023
Financial Debt denominated in Argentine Pesos	$1,013,232
Financial Debt denominated in US Dollars	282,321
Total Financial Debt	$1,295,553

As of April 24, 2023, the most significant debts are nominated in Argentine Pesos at a fixed interest rate. Annual Interest rates fluctuated between 35% and 85%. Financial debts in US dollars have an annual fixed interest rate of 8%

Deferred tax assets and liabilities: are recognized when the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-	the initial recognition of goodwill

Net deferred tax liabilities are comprised of the following amounts:

April 24, 2023
Deferred tax asset
Tax loss carry-forward	$313,498
Total other receivables	$313,498

April 24, 2023
Deferred tax liability
Fixed assets	$(229,304)
Customer relationship	(1,381,630)
Total deferred tax liability	$(1,610,934)
Net deferred tax liability	$(1,297,436)

3. Intangible Assets

A summary of the intangible assets acquired are as follows:

Customer relationship	$3,819,009
Other intangibles	5,045
Total intangible assets	$3,824,054

Future amortization expense associated with intangible assets is expected to be:

Fiscal year ended June, 30
2023 (remaining)	$92,891
2024	543,026
2025	522,976
2026	461,592
2027	370,444
Thereafter	1,833,125
Total	$3,824,054

4. Subsequent events

On April 27 2023, ValoraSoy issued promissory notes for a total amount of $2 million at 0% interest rate to be used for working capital and general corporate purposes, with maturities in May and June 2024.

Subsequent events have been evaluated through July 10, 2023, the date the Statement and accompanying notes thereto were available to be issued.